              GETTY COPPER INC.

September 24, 2008

United States

Securities and Exchange Commission

Washington, DC

20549-7010

Re: Form 20-F for Fiscal Year Ended December 31, 2007

      Filed July 15, 2008

      Form 6-K furnished May 8, 2008

This is to confirm that the Company has received a comment letter dated September 22, 2008, from the United States Securities and Exchange Commission.

The Company estimates it will provide a response in mid October 2008.

GETTY COPPER INC.

Per:

Corby Anderson

President, CEO

1000 Austin Ave.,  Coquitlam, B.C.,  Canada V3K 3P1

Tel:(604) 931-3231     Fax: (604) 931-2814

www.gettycopper.com	TSX Venture Exchange: GTC	Email: getty@telus.net